# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### February 24, 2010

## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES EXCHANGE ACT OF 1934

### Align Technology, Inc.

### File No. 0-32259 – CF # 24361
_____

Align Technology, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on November 5, 2009, as amended.

Based on representations by Align Technology, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.3        through December 31, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:


Daniel Morris
Special Counsel